

Mail Stop 3561

October 23, 2015

Jay Etheridge
Chief Financial Officer
Confederate Motors, Inc.
3029 2nd Avenue South
Birmingham, Alabama 35233

>   **Re: Confederate Motors, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2014**
>   **Forms 10-Q for the Quarterly Periods Ended March 31, 2015 and**
>   **June 30, 2015**
>   **File No. 000-52500**

Dear Mr. Etheridge:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2014

Controls and Procedures, page 39

1.   We note that you have concluded that your disclosure controls and procedures (DCP) were effective and your internal control over financial reporting (ICFR) was not effective due to the material weaknesses as disclosed as of December 31, 2014. Because of the overlap between ICFR and DCP, if management concludes that ICFR is not effective, it must also consider the impact of the material weaknesses on its conclusions related to DCP. Under your set of circumstances, it appears that your DCP was not effective as of December 31, 2014 and for the quarterly periods ended March 31, 2015 and June 30, 2015. Please advise or revise your filings accordingly. We refer you to our Release No. 33-8238.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Beverly A. Singleton at (202) 551-3328 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure